Free Writing Prospectus

Filed Pursuant to Rule 433

Dated January 23, 2012

Registration Statement No. 333-173928

Lease Securitization January 2012

Free Writing Prospectus Registration Statement No. 333-173928 Ford Credit Auto Lease Two LLC (the "depositor") Ford Credit Auto Lease Trusts (the "issuer") This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling toll-free 1-877-858-5407.

LEASE SECURITIZATION OVERVIEW Ford Credit has been in the business of leasing vehicles since 1975 Ford Credit is experienced in the securitization of U.S. lease contracts, having completed 28 securitization transactions since 2004 The securities have been issued through various channels: Public transactions (shelf registration approved May 2011) Private transactions Bank-sponsored commercial paper conduits Rule 144A transactions Structural elements, such as the exchange note structure and priority of payments, have remained consistent over time

LEASE SECURITIZATION FORD CREDIT’S LEASE PORTFOLIO

Based on Year of Origination Weighted Average FICO Score Vehicle Type Original Term Residual as Percent of MSRP LEASE SECURITIZATION ORIGINATION CHARACTERISTICS

LEASE SECURITIZATION CUMULATIVE NET LOSSES (1) As a percent of total acquisition cost FCALT Cumulative Net Credit Losses (2) Through December 31, 2011 Cumulative Net Credit Loss by Year of Origination(1) Through June 30, 2011 (2) Total credit loss as a percent of initial total securitization value FCALT transactions have consistently outperformed managed pool losses, due to eligibility criteria, seasoning of leases included in securitized pools and recoveries being a larger percentage of securitization value than book value Rating agency base credit loss assumptions continue to be significantly higher than transaction performance

Source: Manheim Consulting LEASE SECURITIZATION MANHEIM INDEX Data through December 31, 2011

LEASE SECURITIZATION
HISTORICAL RESIDUAL PERFORMANCE

This table only includes information regarding leases that were originated after 2002. As a result, the information shown for the earlier years is not comparable to the performance of a mature portfolio and may not be meaningful.

	Six Months Ended June 30		Year Ended December 31					
	2011	2010	2010	2009	2008	2007	2006	2005
Number of Leases Terminated (1)	108,451	180,198	325,333	295,772	281,684	270,089	191,482	62,402
Number of Vehicles Returned and Sold (2)	62,398	124,056	214,477	223,819	231,573	208,936	132,139	25,977
Return Rate (3)	57.54 %	68.84 %	65.93 %	75.67 %	82.21 %	77.36 %	69.01 %	41.63 %
Vehicles Returned and Sold								
Average Adjusted MSRP (4)	$31,266	$33,697	$33,560	$35,662	$37,623	$36,182	$34,730	$33,840
Average ALG Residual Value (5)	13,985	16,636	16,262	17,527	18,569	17,203	16,060	15,479
Average Residual Loss/(Gain) (6)	(3,445)	(1,807)	(1,934)	18	3,390	1,081	813	(263)
Residual Loss/(Gain) as a % of Adjusted MSRP (7)								
Car	(8.48) %	(1.54) %	(1.64) %	2.49 %	6.32 %	2.87 %	2.21 %	(0.65) %
CUV	(13.45)	(7.15)	(7.99)	(2.49)	9.22	7.90	5.80	(3.40)
SUV	(11.41)	(6.06)	(6.50)	0.39	11.10	2.98	1.80	(0.81)
Truck	(14.85)	(10.81)	(11.60)	(5.21)	8.49	2.27	3.21	(0.85)
Other (8)	(8.11)	(6.95)	(4.82)	4.84	5.81	(1.16)	(7.44)	(6.40)
Average	(11.02) %	(5.36) %	(5.76) %	0.05 %	9.01 %	2.99 %	2.34 %	(0.78) %
Residual Loss/(Gain) as a % of ALG Residual Value (9)	(24.63) %	(10.86) %	(11.89) %	0.11 %	18.26 %	6.29 %	5.06 %	(1.70) %
Terminated Leases								
Average Contract Residual Value as a % of Adjusted MSRP (10)	49.06 %	53.13 %	52.21 %	54.13 %	54.03 %	52.04 %	50.45 %	49.23 %
Average ALG Residual Value as a % of Adjusted MSRP (11)	44.46 %	48.43 %	47.52 %	48.62 %	48.93 %	47.1 %	45.74 %	44.78 %
Contract Residual Value Higher/(Lower) than ALG Residual Value (12)	4.60ppts	4.70ppts	4.69ppts	5.50ppts	5.10ppts	4.93ppts	4.70ppts	4.45ppts

Rating Agencies Include Residual Stresses Of 30-35%, Which Is Significantly Greater Than The Worst Year of Residual Performance In 2008 When The Portfolio Was Much More Heavily Weighted With Trucks And SUVs

See Lease Appendix for footnotes

L-8

LEASE SECURITIZATION
QUARTERLY REPORTING EXAMPLE

Ford Credit Auto Lease Trust 2010-B

Quarterly Supplement Report – Residual Performance

The following table shows residual performance as calculated on the monthly investor report

Collection Period	Vehicle Type	Returned Vehicles	Return Rate*	Residual Gain (Loss) per Returned Vehicle** Amount	As a % of Adjusted MSRP	As a % of ALG Residual Value
Jul 2011	Car	248	42.47 %	$ 3,095	10.26 %	22.93 %
	CUV	123	37.85	5,469	15.65	37.45
	SUV	131	42.95	4,742	13.96	32.20
	Truck	16	30.19	5,042	14.42	33.81
	Total / Avg	518	40.88 %	$ 4,135	12.76 %	29.30 %
Aug 2011	Car	268	40.48 %	$ 2,807	9.18 %	19.93 %
	CUV	117	29.77	5,449	15.45	36.48
	SUV	120	41.52	4,800	13.82	31.83
	Truck	20	34.48	5,944	18.86	44.13
	Total / Avg	525	37.45 %	$ 3,971	12.17 %	27.43 %
Sep 2011	Car	279	43.06 %	$ 2,193	7.01 %	15.18 %
	CUV	136	34.17	5,455	14.75	35.35
	SUV	105	38.18	4,438	13.84	31.75
	Truck	10	24.39	4,091	14.14	32.54
	Total / Avg	530	38.91 %	$ 3,511	10.68 %	24.09 %

* Return Rate equals the number of vehicles returned in a given month over the number of leases that terminated in the same month

** Residual Gain (Loss) per Returned Vehicle equals 1) the auction proceeds plus 2) excess wear and tear and excess mileage assessed minus 3) the residual portion of the securitization value of the vehicle

Ford Credit Auto Lease Trust 2010-B

Quarterly Supplemental Report -- Payment Schedule of Remaining Leases as of September 30, 2011

Month		Securitization Value	Scheduled Base Monthly Payments	Base Residual Value
2011-	September	$ 699,019,247.90	$ -	$ -
	October	671,947,390.00	14,055,128.94	16,177,116.26
	November	652,464,209.60	13,805,084.20	8,755,324.85
	December	630,232,270.70	13,469,430.14	11,748,291.10
2012-	January	600,775,498.90	12,995,416.03	19,342,463.01
	February	555,189,066.70	12,166,770.45	36,164,819.67
	March	492,400,246.30	10,975,624.31	54,350,483.53
	April	449,485,733.80	10,203,298.38	34,962,732.23
	May	413,155,274.90	9,540,738.44	28,845,514.75
	June	372,854,998.50	8,777,859.40	33,412,971.53
	July	347,034,941.10	8,353,666.79	19,173,022.29
	August	335,940,272.70	8,219,120.86	4,463,983.50
	September	323,822,714.50	8,057,379.36	5,596,712.05
	October	312,643,066.30	7,917,937.30	4,741,319.40
	November	298,324,057.60	7,689,543.04	8,057,121.75
	December	270,856,357.50	7,098,438.37	21,731,054.12
2013-	January	247,403,344.50	6,598,345.27	18,090,812.48
	February	218,555,616.70	5,928,794.40	24,047,999.86
	March	178,843,686.00	4,951,811.15	35,756,796.23
	April	143,489,010.50	4,053,580.24	32,116,632.10
	May	105,935,016.60	3,042,601.53	35,165,120.37
	June	66,916,087.64	1,966,871.99	37,535,135.82
	July	38,981,227.35	1,193,878.60	27,045,694.90
	August	23,999,269.46	734,517.47	14,425,069.65
	September	9,938,723.28	304,062.83	13,866,008.80
	October	293,704.20	10,818.15	9,679,802.43
	November	147,099.28	5,712.69	142,720.50
	December	119,072.51	4,416.20	24,601.50
2014-	January	115,431.83	4,416.20	-
	February	89,786.05	3,617.25	22,781.00
	March	52,801.15	2,261.72	35,310.00
	April	35,399.45	1,567.94	16,188.90
	May	34,051.27	1,567.94	-
	June	11,187.52	546.26	22,529.00
	July	-	-	11,291.00

L-9

LEASE SECURITIZATION RESIDUAL GAIN (LOSS) BY POOL Residual Gain /(Loss) per Returned Vehicle as a % of ALG Residual Value FCALT 2010-A FCALT 2010-B Residual performance on recent transactions has resulted in significant gains for all vehicle types Residual performance for the managed portfolio vs. ALG residual values resulted in an approximate 24.6% gain through the first six months of 2011 The residual performance information will to be updated quarterly for each outstanding lease transaction and posted on Ford Credit’s website: www.fordcredit.com/institutionalinvestments/index.jhtml

Source: NADA Auction Net Data through December 31, 2011, mileage and mix controlled, luxury brands excluded LEASE SECURITIZATION NADA AUCTION DATA BY MANUFACTURER

Credit enhancements in our lease securitization programs are: Overcollateralization (including residual interest in trust) Cash reserve Subordination of junior notes Excess spread Transactions are structured to build enhancement over time Conservative structure is designed for investor, agency and underwriter comfort, and is based on present AAA criteria: Five times expected credit loss coverage 30-35% stress on residual values 100% return rate after stressed defaults Senior/subordinate, sequential pay structure LEASE SECURITIZATION TRANSACTION STRUCTURE

Securitization value is calculated using the lower of the ALG base residual value or contract residual value ALG base residual value is the first residual value received from ALG for the leased vehicle Contract residual value is set forth in the lease contract Overcollateralization is increased at deal inception if the updated aggregate residual market values from ALG are lower than the residual amount included in securitization value Ford Credit receives updated residual values from ALG at least six times per year Only vehicles with ALG residual values are eligible for pools Deal enhancement is increased if residual values have declined since inception but is not decreased if the residual values have improved since inception Enhancement levels are not adjusted after deal inception for residual value changes LEASE SECURITIZATION RESIDUAL VALUE CALCULATIONS

LEASE SECURITIZATION CREDIT ENHANCEMENT BUILD The Overcollateralization Is Non-declining And Increases As A Percentage Of The Remaining Pool Over Time. This Provides Additional Protection To Investors As The Notes Amortize Data through December 31, 2011

Hard credit enhancement consists of overcollateralization, subordination and the reserve account. Assumes zero loss, zero prepays, a conservative assumption compared to the pricing speed of 100% PPC LEASE SECURITIZATION FCALT 2011-B RESIDUAL MATURITY vs. ENHANCEMENT BUILD Residual Maturity Profile vs. Hard Credit Enhancement for Class A Notes (1) Hard Credit Enhancement as % of Current Securitization Value Residual Value as % of Aggregate Residual Value Class A - 3 Paid Down Total Notes: $ 79.7 MM OC: $122.3 MM Because the enhancement for FCALT 2011-B as a percentage of the pool balance increases during the transaction, the amount of residual stress that each class can support increases dramatically over time The inclusion of seasoned leases in the pool is expected to increase the enhancement early in the life of the transaction By the time residual maturities are peaking in months 18-21, enhancement is expected to build to approximately 35% The maturities are well-distributed and a mix of vehicle types mature in each period – maximum 6 month maturities are 33% Class A-4 Paid Down Class A-1 Paid Down Class A-2 Paid Down

LEASE SECURITIZATION FCALT 2011-B RESIDUAL BREAKEVEN ANALYSIS • 0% prepayments • 40% / 40% / 20% (year 1 / 2 / 3) distribution for losses • 2 month lag on recovery of residuals • 50% charge-off recoveries (with a 3 month lag on recoveries) Assumptions: • Base net credit loss of 1.00% of initial total securitization value • Estimated 3.85% excess spread per annum • Includes 13.90% of overcollateralization, 4.00% of subordinated notes, and 1.00% initial cash reserve growing to a target of 2.50% (1) After stress defaults Class A-1 Notes Class A-3 Notes Cumulative Net Credit Loss Cumulative Net Credit Loss Net Loss % 1.00% 3.00% 5.00% Net Loss % 1.00% 3.00% 5.00% Turn-in Rate (1) 1x 3x 5x Turn-in Rate (1) 1x 3x 5x 70% 100.0% 100.0% 100.0% 70% 63.4% 62.4% 61.0% 80% 100.0% 100.0% 100.0% 80% 55.5% 54.6% 53.3% 90% 100.0% 100.0% 100.0% 90% 49.3% 48.5% 47.3% 100% 100.0% 100.0% 100.0% 100% 44.3% 43.6% 42.6% Class A-2 Notes Class A-4 Notes Cumulative Net Credit Loss Cumulative Net Credit Loss Net Loss % 1.00% 3.00% 5.00% Net Loss % 1.00% 3.00% 5.00% Turn-in Rate (1) 1x 3x 5x Turn-in Rate (1) 1x 3x 5x 70% 100.0% 100.0% 100.0% 70% 49.1% 47.4% 45.2% 80% 95.4% 96.5% 97.4% 80% 42.9% 41.4% 39.5% 90% 84.8% 85.8% 86.5% 90% 38.1% 36.8% 35.0% 100% 76.3% 77.1% 77.8% 100% 34.3% 33.1% 31.5% The Tables Show The Percentage Of Base Residual Loss, After Defaults, That Can Be Sustained Before The Notes Incur A Loss At Varying Turn-In Rates And Multiples Of Base Case Credit Losses

LEASE SECURITIZATION
FCALT 2011-B TRANSACTION STRUCTURE



CAB East LLC
CAB West LLC
(titling companies)
Reference Pool
$880,188,635.67 initial total securitization value
$781,280,412.37 exchange note initial note balance
Ford Motor Credit Company LLC
(sponsor)
$781,280,412.37 exchange note initial note balance
Ford Credit Auto Lease Two LLC
(depositor)
$781,280,412.37 exchange note initial note balance
Ford Credit Auto Lease Trust 2011-B
(issuing entity or trust)
Reserve Account
- Initial deposit:
- $8,801,886.36
- Builds to targeted reserve amount
Overcollateralization
$122,346,635.67, or 13.90% of the initial total securitization value
Excess Spread
Notes
$ 180,000,000 Class A-1 notes
$ 280,000,000 Class A-2 notes
$ 200,000,000 Class A-3 notes
$ 62,634,000 Class A-4 notes
$ 35,208,000 Class B notes
Residual Interest

L-17

LEASE SECURITIZATION FCALT 2011-B BOND STRUCTURE Class Class Class Class Class Over- A-1 Notes A-2 Notes A-3 Notes A-4 Notes B Notes collateralization Total Principal Amount $180,000,000 $280,000,000 $200,000,000 $62,634,000 $35,208,000 $122,346,636 $880,188,636 Class Split (1) 20.45% 31.81% 22.72% 7.12% 4.00% 13.90% Rating (S&P/Fitch) A-1+ / F1+ AAA / AAA AAA / AAA AAA / AAA AA / AA WAL to Maturity (2) 0.39 1.20 1.86 2.40 2.54 Benchmark Interp. LIBOR EDSF EDSF Interp. Swaps Interp. Swaps Credit Spread -0.05% 0.25% 0.45% 0.75% 1.25% Coupon 0.47979% 0.82% 1.05% 1.42% 1.94% (1) As a percent of initial total securitization value (2) Pricing at 100% of Prepayment Assumption

LEASE SECURITIZATION CREDIT ENHANCEMENT AND COLLATERAL COMPOSITION CREDIT ENHANCEMENT FCALT 2011-B FCALT 2011-A FCALT 2010-B Subordinated Notes* 4.00% 3.50% 4.55% Overcollateralization* 13.90% 16.75% 18.40% Reserve Account - Initial* 1.00% 1.00% 1.00% Reserve Account - Target* 2.50% 2.50% 2.50% Total enhancement for offered notes - Initial* 18.90% 21.25% 23.95% Total enhancement for offered notes - Target* 20.40% 22.75% 25.45% COLLATERAL COMPOSITION Number of leases 37,733 54,427 47,777 Initial total securitization value $880,188,636 $1,262,497,868 $1,063,157,765 Residual portion of initial total securitization value $565,075,730 $808,617,721 $676,362,032 Residual portion as a % of initial total securitization value 64.20% 64.05% 63.62% Weighted average original term (months)** 33.4 33.7 34.3 Weighted average remaining term (months)** 23.4 23.8 21.8 Minimum discount rate 6.00% 5.75% 5.40% Weighted average FICO® score** 747 742 749 * As a % of initial total securitization value ** Weighted by initial total securitization value

LEASE SECURITIZATION COLLATERAL – VEHICLE MODEL FCALT 2011-B Deals Continue To Feature Significant Model Diversification FCALT 2011-A Model Concentrations Top 1: 15% Top 3: 40% Top 5: 59% Model Concentrations Top 1: 16% Top 3: 45% Top 5: 65% Edge 16% Fusion 15% MKZ 9% MKX 8% MKS 6% Escape 10% F150 8% Milan 3% Mariner 3% Flex 3% Explorer 6% Other 13%

LEASE SECURITIZATION KEY BENEFITS OF FORD CREDIT LEASE SECURITIZATION Origination practices and asset performance Consistent deal structure (exchange note structure) Sequential pay structure Expanded disclosure in prospectus and quarterly reporting* Public platform Significant model diversification * Quarterly reports can be found on the Ford Credit ABS website: http://www.fordcredit.com/ - Investor Center – ABS

LEASE APPENDIX

 (1) Number of leases terminated equals the number of leases originated after 2002 that terminated during the period. (2) Number of vehicles returned and sold equals the number of leased vehicles originated after 2002 that were returned during the period and sold by July 31, 2011. (3) Return rate equals the percentage equivalent to (a) the number of leased vehicles originated after 2002 that were returned during the period and sold by July 31, 2011, divided by (b) the number of leases originated after 2002 that terminated during the period. (4) Vehicles returned and sold – average adjusted MSRP equals the average adjusted MSRP for leased vehicles originated after 2002 that were returned during the period and sold by July 31, 2011. (5) Vehicles returned and sold – average ALG residual value equals the average ALG residual value for leased vehicles originated after 2002 that were returned during the period and sold by July 31, 2011. (6) Vehicles returned and sold – average residual loss (gain) equals the average residual loss (gain) for leased vehicles originated after 2002 that were returned during the period and sold by July 31, 2011. (7) Vehicles returned and sold – residual loss (gain) as a percentage of adjusted MSRP for each vehicle type equals the percentage equivalent to (a) the average residual loss (gain) for leased vehicles of that vehicle type originated after 2002 that were returned during the period and sold by July 31, 2011, divided by (b) the average adjusted MSRP for those vehicles. (8) Other includes vehicles not manufactured by Ford or for which Ford Credit does not have a valid vehicle identification number. (9) Vehicles returned and sold – residual loss (gain) as a percentage of ALG residual value equals the percentage equivalent to (a) the average residual loss (gain) for leased vehicles originated after 2002 that were returned during the period and sold by July 31, 2011, divided by (b) the average ALG residual value for those vehicles. (10) Terminated leases – average contract residual value as a percentage of adjusted MSRP equals the percentage equivalent to (a) the average contract residual value for leased vehicles originated after 2002 that terminated during the period, divided by (b) the average adjusted MSRP of those vehicles. (11) Terminated leases – average ALG residual value as a percentage of adjusted MSRP equals the percentage equivalent to (a) the average ALG residual value for leased vehicles originated after 2002 that terminated during the period, divided by (b) the average adjusted MSRP of those vehicles. (12) Terminated leases – contract residual value higher (lower) than ALG residual value equals (a) the average contract residual value as a percentage of adjusted MSRP minus (b) the average ALG residual value as a percentage of adjusted MSRP, in each case for leased vehicles originated after 2002 that terminated during the period. LEASE SECURITIZATION FOOTNOTES TO RESIDUAL TABLE ON SLIDE L-9 APPENDIX 1 of 1